UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


     (Check  One):  |X| Form  10-K |_| Form 20-F |_| Form 11-K
                    |_| Form 10-Q |_| Form N-SAR

                  For Period Ended:  June 30, 2001

                           |_|  Transition Report on Form  10-K
                           |_|  Transition Report  on Form  20-F
                           |_|  Transition Report on Form 11-K
                           |_|  Transition Report   on  Form  10-Q
                           |_|  Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________

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             Read instruction (on back page) Before Preparing Form.
 Please Print or Type. Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Netgateway, Inc.
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Full Name of Registrant


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Former Name if Applicable


754 East Technology Avenue
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Address of Principal Executive Office (Street and Number


Orem, Utah  84097
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following
{X} the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  During its current fiscal year Registrant engaged a new firm of independent public accountants, Registrant's Chief Financial Officer and Controller were replaced, Registrant relocated its headquarters from Long Beach, California to Orem, Utah following a major acquisition completed at the end of its previous fiscal year and Registrant experienced financial difficulties that resulted in a significant reduction in the level of staffing and resources available to its accounting department. The audit process required more time than originally anticipated. It is anticipated that the audit will be concluded within the very near future so the Form 10-K can be filed on or before the prescribed extended due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    George M. Flint III                 (801)                    532-1234
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        (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X|Yes  |_| No
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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Registrant experienced a significant improvement in its results of operations from the prior fiscal year as a result of (i) a change in its product offerings the Company's revenue in the fiscal year ended June 30, 2001 will not correspond closely to the prior year. In the circumstances, the Company expects to report a reduction in net loss for the fiscal year ended June 30, 2001 compared to June 30, 2000 and (ii) a significant reduction in non-cash charges associated with employee equity related compensation in the prior fiscal year.

                  Registrant is not able to reasonably estimate the extent of these changes for the reasons noted in its response to Part III of this Notification of Late Filing.

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                                Netgateway, Inc.
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  September 28, 2001         By:   /s/ Frank C. Heyman
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                                        Frank C. Heyman, Chief Financial Officer